SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A(1)

Under the Securities Exchange Act of 1934

SIRIUS XM RADIO INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82967N108

(CUSIP Number)

Richard N. Baer, Esq.

Senior Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

October 9, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1 (e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Note:  This statement constitutes Amendment No. 2 of the Report on Schedule 13D of the reporting person Liberty Media Corporation.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities only) Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,298,774,821 shares (1), (2)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 3,298,774,821 shares (1), (2)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,298,774,821 shares (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 53.13% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)   Sole voting power and dispositive power of such shares is held indirectly through control of wholly-owned subsidiaries of Liberty Media Corporation.

(2)  Includes 719,919,656 shares of Common Stock pledged in connection with a margin loan agreement.  See Item 6.

(3) Based on shares of Common Stock outstanding as of July 24, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

SIRIUS XM RADIO INC.

This Report on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Sirius XM Radio Inc., a Delaware corporation (the “Issuer”).  The Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) by Liberty Media Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), on January 22, 2013, as amended by Amendment No. 1 filed with the Commission on May 10, 2013 (together, the “Liberty Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended Statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 2 to the Liberty Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is supplemented by adding the following thereto:

On October 9, 2013, the Issuer and the Reporting Person entered into a Share Repurchase Agreement (the “Repurchase Agreement”) pursuant to which the Reporting Person has agreed to sell to the Issuer, and the Issuer has agreed to purchase from the Reporting Person, shares of Common Stock for an aggregate purchase price of $500,000,000 (the “Repurchase”).  The Issuer’s purchase of shares from the Reporting Person is being done as part of the Issuer’s existing Common Stock repurchase program, which the Issuer recently increased from $2 billion to $4 billion.  Prior to the execution of the Repurchase Agreement, the Reporting Person had not participated in the Issuer’s Common Stock repurchase program.

The purchase price per share of Common Stock in the Repurchase will equal a 1.5% discount to the average of the daily volume weighted average price (“VWAP”) per share of the Common Stock for the ten trading day period beginning on the third trading day following the date of the public release of the Issuer’s third quarter 2013 earnings, subject to a cap on the average VWAP of $4.18 and a floor on the average VWAP of $3.64. The shares are expected to be purchased in three installments, of which $130 million will be repurchased in November 2013, $270 million will be repurchased in January 2014 and $100 million will be repurchased in April 2014, with the specific number of shares to be purchased on each repurchase date equal to the dollar amount of the shares to be repurchased on that date divided by the per share price. On any of these repurchase dates (subject to certain limitations), the Issuer may be required to accelerate the purchase and sale of the shares to be purchased on the next scheduled repurchase date if the Issuer is able to draw upon its existing senior credit facility an amount that would be sufficient to pay the repurchase price of the shares to be purchased on such repurchase date and the next scheduled repurchase date.

The Issuer’s obligation to repurchase shares on each repurchase date is subject to certain conditions, including, among other things, (i) no default or event of default under any of its debt instruments or any other agreement resulting from the purchase of shares on such date and (ii) the Issuer having the availability under, and being able to draw on, its existing senior secured revolving credit facility in an amount sufficient to pay the repurchase price of such shares. In the event any of the applicable conditions are not satisfied on or prior to a repurchase date, the Issuer will have no obligation to take any actions that would require it to incur any costs or expenses (other than de minimis costs and expenses) to remedy the failure of any of the foregoing conditions, including taking actions to avoid having such repurchase result in a default under any of its debt instruments or any of its other agreements. To the extent the Issuer is unable to purchase all of the shares scheduled for repurchase on any repurchase date due to the failure of any condition, the Issuer shall instead repurchase on such repurchase date the maximum number of shares that would not result in a failure of any of the conditions and, subject to satisfying such conditions, purchase the excess of those shares not so purchased (the “excess shares”) on the next subsequent repurchase date, along with the shares scheduled to be purchased on such repurchase date. If the Issuer is unable to purchase all shares subject to purchase on April 25, 2014 (including all excess shares) due to a failure of any conditions, then the Reporting Person will have the option to (a) sell to the Issuer the maximum number of shares that the Issuer is able to purchase and satisfy the conditions, and either (x) terminate the Repurchase Agreement immediately following such repurchase date or (y) extend the outside date for a period of 90 days and require the Issuer to purchase the excess shares on a subsequent repurchase date mutually agreed by the parties prior to the outside date as extended, subject to satisfying the foregoing conditions, or (b) terminate the Repurchase Agreement without selling the applicable shares on such final repurchase date. Following the Repurchase, the Reporting Person will continue to hold over 50% of the outstanding Common Stock of the Issuer.

The Issuer has also agreed, until the final repurchase date, not to take (a) any action outside of the ordinary course of business, consistent with past practice, or (b) any action within its control resulting in a significant deviation (in either amount or timing) from its budget, in each case that would reasonably be likely to result in a failure of the conditions listed in clauses (i) and (ii) of the forgoing paragraph, unless approved by its board of directors.

The foregoing description of the Repurchase Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Repurchase Agreement, a copy of which is filed as Exhibit 7(c) to this Amendment and the terms of which are incorporated herein by reference.

Subject to the foregoing and except as contained in the agreements filed as Exhibits to the Liberty Schedule 13D and this Amendment, the Reporting Person does not have and, to the best of its knowledge, none of its directors or executive officers have, any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.

On May 21, 2013, at the Issuer’s annual meeting of stockholders, John C. Malone, Chairman of the board of directors of the Reporting Person, and Charles Y. Tanabe, a consulting employee of the Reporting Person and the former Executive Vice President and General Counsel of the Reporting Person’s predecessor, did not stand for re-election to the Issuer’s board of directors and Evan D. Malone, a director of the Reporting Person, was elected to the Issuer’s board of directors.  On September 9, 2013, Robin S. Pringle, a Vice President of the Reporting Person, and Mark D. Carleton, a Senior Vice President of the Reporting Person, resigned as members of the Issuer’s board of directors.

Item 5.  Interest in Securities of the Issuer

The information contained in Item 5 of the Liberty Schedule 13D is amended and supplemented as follows:

The information contained in Item 4 of, and Rows (7) through (10) of the cover pages to, this Amendment is incorporated herein by reference.

The information contained in section (a) of Item 5 of the Liberty Schedule 13D is hereby amended and restated as follows:

(a)           The Reporting Person beneficially owns 3,298,774,821 shares of Common Stock (including 5,974,509 shares of Common Stock issuable upon the exchange of $11 million aggregate principal amount of the Exchange Notes beneficially owned by the Reporting Person), which represent 53.13% of the shares of Common Stock deemed outstanding (as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended).  The number of shares deemed outstanding is based upon 6,209,264,140 shares of Common Stock outstanding as of July 24, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013.  Messrs. Malone and Maffei beneficially own 267,141 and 393,874 shares of Common Stock, respectively, as of the date hereof, including 267,141 and 393,874 stock options, respectively, exercisable in the next 60 days.

Item 6.  Contracts, Arrangements, Understandings of Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Liberty Schedule 13D is supplemented by adding the following thereto:

The information contained in Item 4 of this Amendment is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

The information contained in Item 7 of the Liberty Schedule 13D is supplemented by adding the following thereto:

7(c)                           Share Repurchase Agreement, dated as of October 9, 2013, by and between Liberty Media Corporation and Sirius XM Radio Inc. (filed as Exhibit 99.2 to the Reporting Person’s Current Report on Form 8-K (SEC File No. 001-35707) dated October 10, 2013 and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 15, 2013	LIBERTY MEDIA CORPORATION

		By:	/s/ Richard N. Baer
Richard N. Baer
Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Investment Agreement, dated as of February 17, 2009, between Sirius XM Radio Inc. and Liberty Radio, LLC (filed as Exhibit 4.55 to the Issuer’s Annual Report on Form 10-K (SEC File No. 000-24710) dated March 9, 2009 and incorporated herein by reference).

7(b)

Assistant Secretary’s Certificate of Liberty Media Corporation (filed as Exhibit 7(b) to the Reporting Person’s Schedule 13D (SEC File No. 005-50791) dated January 22, 2013 and incorporated herein by reference).

7(c)

Share Repurchase Agreement, dated as of October 9, 2013, by and between Liberty Media Corporation and Sirius XM Radio Inc. (filed as Exhibit 99.2 to the Reporting Person’s Current Report on Form 8-K (SEC File No. 001-35707) dated October 10, 2013 and incorporated herein by reference).